中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

PROPOSED BONUS SHARES ISSUE BY CONVERSION OF CAPITAL RESERVE AND AMENDMENT OF ARTICLES OF ASSOCIATION

PROPOSED BONUS SHARES ISSUE

On 18 April 2008, the Board proposed the Bonus Shares Issue to the Shareholders for their consideration and approval. The Bonus Shares Issue will be made by conversion of capital reserve on the basis of five New Shares, credited as fully paid, for every 10 existing Shares held by the Shareholders whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the Record Date. The Bonus Shares Issue is conditional upon (i) the passing of the special resolution to approve the Bonus Shares Issue at the respective AGM and the Class Meetings; (ii) approval from the Ministry of Commerce of the PRC being obtained; and (iii) in respect of the New H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the New H Shares.

If the Bonus Shares Issue is approved in the AGM and the Class Meetings, the registered share capital of the Company will need to be increased upon completion of the Bonus Shares Issue and the Articles of Association will be required to be amended accordingly. The proposed amendments to the Articles of Association consequential to the Bonus Shares Issue are subject to the approval of the Shareholders by way of a special resolution at the AGM and the Class Meetings.

GENERAL

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

A circular containing, amongst other things, further information on the Bonus Shares Issue and the amendments to the Articles of Association together with a notice convening the AGM, will be despatched to the Shareholders as soon as practicable.

PROPOSED BONUS SHARES ISSUE

On 18 April, 2008, the Board proposed the Bonus Shares Issue to the Shareholders for their consideration and approval. Holders of H Shares and A Shares whose names appear on the register of holders of H Shares and the register of holders of A Shares of the Company respectively on the Record Date will be entitled to the Bonus Shares Issue. Subject to the fulfilment of the conditions set out in the paragraph headed "Conditions of the Bonus Shares Issue" below, the Bonus Shares Issue will be made by conversion of the capital reserve, on the basis of five New Shares for every 10 existing Shares then held.

Conditions of the Bonus Shares Issue

The Bonus Shares Issue is conditional upon the following:

(i) the passing of the special resolution to approve the Bonus Shares Issue at the respective AGM and Class Meetings; and

(ii) approval from the Ministry of Commerce (商務部) of the PRC being obtained; and

(iii) in respect of the New H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the approval for the listing of, and permission to deal in, the New H Shares.

According to Rule 19A.38 of the Listing Rules, except in the circumstances mentioned in Rule 13.36(2) of the Listing Rules, the Directors shall obtain the approval by a special resolution of shareholders in general meeting and the approvals by special resolutions of holders of A Shares and H Shares at separate class meetings conducted in accordance with the Articles of Association in respect of issue of the New Shares under the Bonus Shares Issue. As the Bonus Shares Issue does not fall within Rule 13.36(2) of the Listing Rules, the Bonus Shares Issue is conditional upon the passing of the special resolution to approve the Bonus Shares Issue at the respective AGM and Class Meetings as mentioned above.

Basis of the Bonus Shares Issue

The Bonus Shares Issue will be made by conversion of capital reserve on the basis of five New Shares, credited as fully paid, for every 10 existing Shares held by the Shareholders whose names appear on the register of holders of H Shares and register of holders of A Shares of the Company respectively on the Record Date.

Status of the New Shares

The New Shares will, subject to the Articles of Association, rank pari passu in all respects with the Shares in issue on the date of issue. Holders of the New Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date on which the New Shares are allotted and issued, but will not be entitled to the dividends declared by the Company before the date of allotment and issue of the New Shares. The Bonus Shares Issue should result in no change in the rights or interests of the Shares traded on the Stock Exchange or the Shanghai Stock Exchange.

Fractional Entitlements

Fractional entitlements will not be issued but will be aggregated and sold for the benefit of the Company.

Effect to the shareholding on the Bonus Shares Issue

Set out below is the shareholding structure of the Company as at the date of this announcement and immediately upon completion of the Bonus Shares Issue (assuming that no new Shares are allotted or issued and no existing Shares are repurchased prior to the Record Date, upon satisfaction of the conditions set out in the paragraph headed "Conditions of the Bonus Shares Issue" above):

	As at the date of this announcement		**Immediately after completion of the Bonus Shares Issue**	
	Number of Shares	*%*	*Number of Shares*	*%*
A Shares				
– State-owned Shares	2,200,000,000	50.30	3,300,000,000	50.30
– unrestricted A Shares	1,000,000,000	22.86	1,500,000,000	22.86
H Shares	1,174,178,000	26.84	1,761,267,000	26.84
Total	4,374,178,000	100.00	6,561,267,000	100.00

On the basis of a total of 2,187,089,000 New Shares being issued pursuant to the Bonus Shares Issue (based on 4,374,178,000 Shares in issue as at the date of this announcement), RMB2.187 billion will be transferred from capital reserve to share capital and a total of 6,561,267,000 Shares will be in issue. The New Shares will represent 50% of the existing issued share capital of the Company and 33.33% of the issued share capital of the Company as enlarged by the issue of the New Shares.

Timetable for the Bonus Shares Issue

The Company has been advised by its legal advisers as to the PRC laws that the Bonus Shares Issue shall be effected after the Company first obtains approval from its Shareholders and, thereafter, make application to, and obtain approval from the Ministry of Commerce of the PRC. The Company is unable to ascertain the date of the approval from the Ministry of Commerce of the PRC, based on which the Record Date will be determined (i.e. the Company can only determine the Record Date after such approval is obtained), before it obtains approval from its Shareholders in relation to the Bonus Shares Issue. The Company will only be able to ascertain an expected timetable for the Bonus Shares Issue after obtaining approval from its Shareholders and the Ministry of Commerce of the PRC.

The Company will issue a separate announcement regarding the expected timetable for the Bonus Shares Issue, including the Record Date and the ex-titlement date, after obtaining approval from its Shareholders and the Ministry of Commerce of the PRC as soon as practicable.

Overseas Shareholders

As at the date of this announcement, the Company has certain Shareholders whose addresses as shown on the register of members of the Company are located in places outside Hong Kong. The Company will make enquiry regarding the legal restrictions (if any) under the laws of the relevant places and the requirements of the relevant regulatory bodies or stock exchanges for the holders of H Shares to be eligible to take part in the Bonus Shares Issue pursuant to the Listing Rules as soon as practicable once the Record Date is determined.

If, after making enquiry regarding the legal restrictions under the laws of the relevant place and the requirements of the relevant regulatory body or stock exchange for excluding the Overseas Shareholders, the Board is of the opinion that it would be necessary or expedient, on account either of the legal restrictions under the laws of the relevant place or any requirement of the relevant regulatory body or stock exchange (such as filing of any registration statement or prospectus or other special formalities) in that place, not to issue the New H Shares to such Overseas Shareholders, the Bonus Shares Issue will not be extended to such Overseas Shareholders. Details including an explanation for the exclusion (if any) of the Overseas Shareholders will be disclosed to the Shareholders in accordance with all the applicable rules and regulations and the Articles of Association as soon as practicable.

Application for listing

Application will be made to the Listing Committee of the Stock Exchange for the approval for the listing of, and permission to deal in, the New H Shares.

Reasons for the Bonus Shares Issue

The Board believes that the proposed Bonus Shares Issue will allow the Shareholders to participate in the growth of the Company by way of conversion of the capital reserve. In addition, it will provide the Company with a wider capital base and therefore increase the marketability of the Shares.

Proposed amendments to the Articles of Association consequential to the Bonus Shares Issue

If the Bonus Shares Issue is approved in the AGM and the Class Meetings, the registered share capital of the Company will be increased upon completion of the Bonus Shares Issue and Articles 7 and 29 under Chapter 1 and 3 of the Articles of Association will be required to be amended to reflect the changes in the registered capital and the issued share capital as a result of Bonus Shares Issue.

The proposed amendments to the Articles of Associations consequential to the Bonus Shares Issue are subject to the approval of the Shareholders by way of a special resolution at the AGM and will become effective after registration with the relevant government authorities in the PRC, if the Bonus Shares Issue is approved in the AGM and the Company has obtained approval from the Ministry of Commerce of the PRC.

GENERAL

This announcement is made pursuant to Rule 13.09(1).

A circular containing, amongst other things, further information on the Bonus Shares Issue and the amendments to the Articles of Association together with a notice convening the AGM and notices convening the Class Meetings, will be despatched to the Shareholders as soon as practicable.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

"A Share(s)"	A Share of RMB 1 each in the capital of the Company
"AGM"	the forthcoming annual general meeting of the Company to be convened and held for the purpose of, among other things, approving the Bonus Shares Issue and the amendments to the Articles of Association
"Articles of Association"	the articles of association of the Company
"Board"	the board of Directors
"Bonus Shares Issue"	the proposed issue of New Shares to the Shareholders by way of conversion of the capital reserve on the basis of five New Shares for every 10 existing Shares held by the Shareholders on the Record Date
"China" or "PRC"	the People's Republic of China and, for the purpose of this announcement, excludes Hong Kong and the Macau Special Administrative Region and Taiwan
"Class Meetings"	the class meeting for holders of H Shares to be held immediately after the conclusion of the AGM and the class meeting for holders of A Shares to be held immediately after the conclusion of the said class meeting of holders of H Shares
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries (as defined under the Listing Rules)
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New A Shares"	new A Shares to be allotted and issued pursuant to the Bonus Shares Issue
"New H Shares"	new H Shares to be allotted and issued pursuant to the Bonus Shares Issue

"New Shares"	new Shares to be allotted and issued pursuant to the Bonus Shares Issue
"Overseas Shareholder(s)"	Shareholder(s) whose address(es) as stated in the register of holders of H Shares of the Company is/are outside Hong Kong
"Record Date"	the record date to be determined by the Board by reference to which entitlements to the Bonus Shares Issue will be determined
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.